82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL





10015445

Bornheim, March 19, 2010

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madame,

enclosed please find our press release concerning our trading statement of the financial year 2009/2010 (1st March 2009 - 28th February 2010) which we have published yesterday March 18, 2010 for your documentation.

Kind regards,

Judith Sommer
pp. Judith Sommer

Enclosure

dw 3/30

Hornbach-Baumarkt-Aktiengesellschaft · Telefon: +49 (0) 6348 60-00 · Fax: +49 (0) 6348 60-4000 · E-Mail: info@hornbach.com · Internet: www.hornbach.com
Hornbachstraße 11 · D-76879 Bornheim · Registergericht Landau HRB 2311 · USt-IdNr. DE 151 116 749
Vorsitzender des Aufsichtsrats: Albrecht Hornbach · Vorstand: Steffen Hornbach (Vorsitzender),
Roland Pelka (stellv. Vorsitzender), Susanne Jäger, Jürgen Schröcker, Manfred Valder

2-3729

HORNBACH HOLDING AG

HORNBACH

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

2009/2010 Trading Statement: Forecast Met

Hornbach Group boosts sales by 3.7%

- Like-for-like sales at DIY megastores with garden centers up on previous year
- Two new locations opened in 2009/2010 financial year

Neustadt/Weinstrasse, March 18, 2010. The Hornbach Group, one of Europe's largest operators of DIY megastores with garden centers, can report pleasing sales growth in spite of the recession in 2009. Based on preliminary figures published today, in the past financial year (March 1, 2009 to February 28, 2010) the Hornbach Holding AG Group boosted its net sales by 3.7% to Euro 2,853 million (previous year: Euro 2,752 million). Notwithstanding the insecure economic climate, the Group thus met its forecast of generating low to medium single-digit percentage sales growth. The Hornbach-Baumarkt-AG subgroup, which was operating 131 DIY megastores with garden centers in nine countries at the balance sheet date (previous year: 129), increased its net sales, including those at two newly opened stores, by 3.4% to Euro 2,686 million (previous year: Euro 2,599 million). Of these, 41.3% were attributable to other European countries (previous year: 41.0%). This growth was driven above all by stores in Germany and in western Europe as a whole. The Hornbach Baustoff Union GmbH subgroup posted a positive performance in defiance of the sector trend, improving its sales by 8.8% to Euro 166 million (previous year: Euro 153 million).

"We are more than satisfied with the Hornbach Group's sales performance in the past financial year, not least as the drastic economic downturn meant that prospects were anything but rosy. If it hadn't been for the unusually severe winter in 2010 we could have notched up our performance even further", commented Albrecht Hornbach, Chairman of the Board of Management of Hornbach Holding AG. Hornbach made no amendments to the Group's earnings forecast for the 2009/2010 financial year. Complete information on the earnings performance will be published together with the annual financial statements at the Annual Results Press Conference on May 27, 2010.

Steffen Hornbach, Chairman of the Board of Management of Hornbach-Baumarkt-AG, was especially pleased that sales in Germany had proven resistant to the crisis. Net sales here grew by 2.8% to Euro 1,577 million (previous year: Euro 1,534 million). Given the economic crisis, people were focusing more closely than ever on their home environments. Stable prices and a robust labor market had lent support to consumers' purchasing power, as had their willingness to spend money on improving or renovating their homes, apartments and gardens. "Hornbach benefited from this factor more markedly than the average player in the German DIY sector in 2009. This meant we could further expand our market share", remarked Steffen Hornbach. Based on gross sales of Euro 21.65 billion at all of Germany's DIY and home improvement stores (previous year: Euro 21.53 billion), Hornbach-Baumarkt-AG had increased its latest market share to 8.7% (8.5%).

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com

Following two new store openings in Romania (Brasov) and Switzerland (Galgenen), net sales at the company's network of locations outside Germany grew by 4.2% to Euro 1,109 million in the 2009/2010 financial year (previous year: Euro 1,065 million). The international business showed contrasting developments – in western Europe as a whole demand defied the economic crisis and led to pleasing growth rates, while sales in eastern Europe (Romania, Slovakia, Czech Republic) suffered a downturn.

On a like-for-like basis, i.e. excluding newly opened stores, currency-adjusted sales at the Group's DIY stores with garden centers grew by 0.7% (including currency items: plus 0.3%). Particularly pleasing in this respect was the sales momentum seen in Germany (plus 1.8%) and in most west European countries. Sales outside Germany, which are reported in the other European countries segment, maintained their ground overall, falling only slightly short of the high previous year's figure following adjustment for currency items (minus 0.9%). Including currency items, international sales slipped by 1.9%. Sales performed stably in all regions in the first nine months, but then lost ground due to weather conditions. "That comes as no surprise. Our fourth quarter is basically a winter quarter. Given the extreme weather conditions in January and February 2010, however, quarterly sales were nevertheless acceptable. They certainly did not affect the positive overall performance of the Hornbach Group in the 2009/2010 financial year", stressed Albrecht Hornbach.

Hornbach Baustoff Union GmbH increases sales by 8.8%

The Hornbach Baustoff Union GmbH subgroup also contributed significant momentum to the Group's growth in 2009/2010. Operating at 21 outlets in south-western Germany, this builders' merchant business increased its sales by 8.8% to Euro 166 million (previous year: Euro 153 million). The subgroup thus successfully defied the negative trend in the builders' merchant sector, in which sales fell by around 2.5% in 2009.

Key Figures of the Hornbach Holding AG Group (in Euro million unless otherwise stated)	2009/2010 financial year	2008/2009 financial year	Change in %	Change like-for-like (%)*
Net sales at overall Group	**2,853**	2,752	3.7	
Net sales at Hornbach-Baumarkt-AG subgroup	**2,686**	2,599	3.4	0.7
of which in Germany	**1,577**	1,534	2.8	1.8
of which in other European countries	**1,109**	1,065	4.2	-0.9
Net sales at Hornbach Baustoff Union GmbH subgroup	**166**	153	8.8	
Number of DIY stores	**131**	129	1.6	
Sales areas as per BHB (000 m²)	**1,480**	1,447	2.3	
Average DIY store size (m²)	**11,299**	11,215		

*adjusted for currency items

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com